April 20, 2011

Ms. Babette Cooper

Securities & Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	ESSA Bancorp, Inc.
Form 10-Q for Fiscal Quarter Ended December 31, 2010
File No. 001-33384

Dear Ms. Cooper:

Please accept this letter as documentation of my telephone call to you placed April 19, 2011. During our telephone conversation, I respectfully requested, and you granted an extension until May 6, 2011 for the filing of the Company’s response to your letter to the Company dated April 15, 2011.

We appreciate your consideration in this matter and thank you for granting this extension.

Sincerely,

/s/ Allan A. Muto

Executive VP and CFO

Corporate Center: 200 Palmer Street PO Box L Stroudsburg, PA 18360-0160 570-421-0531 Fax: 570-421-7158